Exhibit 99.1

PCL EMPLOYEES HOLDINGS LTD.

MID-YEAR REPORT TO SHAREHOLDERS

FOR FISCAL 2006

Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer	PCL Employees Holdings Ltd.
PCL Employees Holdings Ltd.

July 2006

Introduction

PCL Employees Holdings Ltd. is a private holding company that owns various construction and equipment companies. These companies are independent of each other; have their own boards of directors, officers, and management; and operate in different construction sectors and geographic regions. This mid-year report is a consolidation of the financial results of all these companies and comments on their performance at the mid-point of the current fiscal year.

FISCAL 2006 MID-YEAR UPDATE

(Note: All dollars are expressed as Canadian dollars unless noted otherwise. All project values are approximate.)

A. Financial

The following table summarizes the mid-year update to our financial plan for fiscal 2006.

2006
	Mid Year Forecast	Oct. 2005 Plan	Variance
New Work ($B)	6.4	5.8	0.6
Billings ($B)	4.7	5.2	(0.5)
Overhead ($M)	141	140	1
Profit ($M)*	286	225	61
Carryover ($B)	6.5	5.5	1.0

*	Profit = earnings before bonuses and income taxes

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The previous table indicates that our current fiscal year will be a very strong one as we are currently projecting a significant increase in profit from our original plan. Although our projected billings of $4.7 billion is down from the original plan, this level of activity will set a new record for billings as this is up 20% from the record we set in our last fiscal year. We continue to secure record volumes of new work which will translate into further increases in billings in fiscal 2007 and 2008.

Clearly, the challenges we face will be in achieving operational excellence ensuring that we can complete these extremely large volumes of work safely, efficiently, and profitably.

B. Report on Operating Segments

B1. Buildings - Canada

B1.1 The North

PCL Constructors Northern Inc. is in the final stages of project work in Whitehorse and Yellowknife and we are forecasting a decrease in commercial building activity in this area for the next period of time.

B1.2 British Columbia

PCL Constructors Westcoast Inc. is approaching a successful completion of the Vancouver General Hospital project which was our first public private partnership (P3) in this province. Our second P3 project was the Abbotsford General Hospital, which is now topped off structurally in accordance with the project plan. Our Vancouver Convention Centre construction management team is facing challenges relating to the overheated Vancouver marketplace. We are endeavoring to work closely with our client to assist them in working through these issues. Besides these three anchor projects, this business unit is extremely busy on many other projects in the Lower Mainland and on Vancouver Island and, as a consequence, is predicting a record year on all fronts.

In the British Columbia interior, the Kelowna operation sees a steady market, with their primary activity areas being Kelowna itself and Kamloops.

B1.3 Alberta, Saskatchewan & Manitoba

PCL Construction Management Inc. (“Construction Management”) continues to see extremely strong public and private sector markets in the major Alberta urban areas of Edmonton and Calgary.

Construction Management’s Edmonton office is into its second season on the $326 million Anthony Henday Drive Southeast Leg Ring Road project. This P3 project is on schedule and should be a very successful project for both the Government of Alberta and PCL.

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Edmonton has now received the go-ahead on the $220 million Centennial Centre for Interdisciplinary Sciences (CCIS) building at the University of Alberta. As well, they have submitted proposals on a very large two part project referred to as the “Edmonton Clinic” whose total value could reach $800 million. Part of the project is owned by the University of Alberta and the other by Capital Health Authority. Proposals have been submitted and post submission interviews conducted. Both clients have advised that Construction Management has been chosen as the preferred proponent and negotiations to develop the final commercial arrangements are underway. In addition to these major projects, the Special Projects operations teams are experiencing a particularly strong year.

In Calgary there are a number of developers who may move forward with major office buildings as the vacancy rate for office space in Calgary is at an all time record low. Construction Management’s Calgary office is aligned with many of these developers and has an excellent opportunity to secure significant work volumes in the very near future in this sector of the marketplace. The Calgary office was recently awarded the $250 million Trades and Technology Complex on the Southern Alberta Institute of Technology (SAIT) campus.

Construction Management in Saskatchewan expects to be awarded three significant new projects—the $60 million Intervac project at the University of Saskatchewan, a $17 million project at the Prince Albert Jail, and a $37 million jail in Regina.

The Winnipeg office of PCL Constructors Canada Inc. (“Constructors Canada”) continues to be extremely busy with a major focus on the $170 million Manitoba Hydro Building and significant infrastructure work associated with the Red River Floodway expansion and a major water treatment plant project in Winnipeg. As they complete the parkade expansion at the Winnipeg International Airport, they look forward to more opportunities for work on this $200 million expansion. This office continues to provide preconstruction services for the new Human Rights Museum that will hopefully commence construction mid-2007.

B1.4 Central Canada

Constructors Canada’s Toronto office successfully turned over the new Four Seasons Centre for the Performing Arts and continues to work on major condo towers at City Place. They have been awarded two major downtown projects, including the 41-storey RBC Centre and Maple Leaf Square, a 1,725,000 square foot project connected to the Air Canada Centre, and have a number of other major projects pending. Unfortunately, the expected renovation to Union Station has been cancelled. Toronto Special Projects is currently very busy.

The Ottawa office of Constructors Canada continues with construction of Phase 3 of Constitution Square and is at the early stages of the Delegation of Ismaili Imamat project. They have been selected to construct the Borealis Project in Sault Ste. Marie.

The most exciting news from Ottawa is that the team of Siemens/PCL with major subcontractor Dufferin has been chosen as preferred proponent for the $700 million Ottawa North South Light Rail Transit project. Ottawa City Council has now approved proceeding with this project, whose construction component is approximately $400 million.

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B1.5 Atlantic Canada

Constructors Canada’s Halifax based operation has successfully turned over the bulk of the Halifax International Airport expansion project. That office is well along on the Maritime Helicopter Training Centre and a Moncton, New Brunswick hospital expansion. They have recently secured a $14 million Veterinary College project on Prince Edward Island and their Special Projects operation continues to be busy.

B2. Buildings - U.S.

B2.1 Seattle, Hawaii, Alaska

PCL Construction Services, Inc.’s (“Services”) Seattle office in conjunction with PCL Civil Constructors Inc.’s Tampa Bay team continue with the construction of the US $230 million Sound Transit New Light Rail project. The project is making satisfactory progress and Services has been advised that it will be awarded an additional US $38 million worth of work to extend the system closer to the SeaTac International Airport.

The Hawaii operation of Services is extremely busy and continues to be offered many new opportunities. The main focus currently is in the start-up of Phase Four of Marriott Vacation Club in Ko Olina on the Island of Oahu. We have also begun work on site for The Residences and Ritz Carlton Club at Kapalua Bay, Maui.

Preconstruction services continue on the US $120 million Ted Stevens International Airport South Terminal Seismic and Security Retrofit project in Anchorage, Alaska. There are budget challenges on this project but the team is confident construction will commence late 2006.

B2.2 Los Angeles and San Diego

The Los Angeles office of Services continues to run at near capacity as they service a number of major projects in the downtown area. Work is commencing on the US $167 million LAUSD Central Los Angeles New High School #9, the Broome Library, and more work for Fox Studios. This office’s profitability has improved significantly.

In San Diego, Services has seen a slowdown in the condo market but continues to see significant opportunity in the post-secondary and bio-tech sectors.

B2.3 Minneapolis and Denver

Minneapolis and Denver markets continue to have moderate activity.

The Minneapolis office of Services has been given the go-ahead on a number of 3M projects in Alabama and South Dakota totaling in excess of US $60 million. The Minneapolis office has also been awarded the Turtle Creek Resort project with the Grand Traverse Band of the Ottawa and Chippewa Indians in Williamsburg, Michigan, near the southern tip of Traverse Bay.

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The Denver office of Services experienced disappointment with the cancellation of the Denver International Airport Concourse A project but continues to work successfully on the Memorial Hospital in Colorado Springs and the Fort Carson Military Training Facility. Several projects are under preconstruction including a major hotel and condominium projects in Telluride, Colorado.

B2.4 Orlando

The Orlando office of Services is extremely busy with a number of major projects under construction and new awards such as the Trump Condo Tower in Tampa, a major expansion to Sea World in Orlando, and a very large gypsum board plant in Silver Grove, Kentucky for repeat client Lafarge. This office has significant additional opportunity in the condo market on projects under preconstruction such as Blue Rose, Ruby Lake, and additional work for Veranda Park.

B3. Heavy Industrial - Canada

PCL Industrial Constructors Inc. (“Industrial Constructors”) has recently closed out the Syncrude UE-1 completions project and is extremely active on the new huge oilsands project CNRL is developing called the Horizon project, north of Fort McMurray, Alberta. PCL has over $240 million worth of work currently under contract on this site and is in the midst of negotiating another major contract involving the installation of plant piping. Industrial Constructors in joint venture with SNC Lavalin has been selected to be the prime contractor on a multi-billion dollar upgrader being developed by North West Energy near Redwater, Alberta, 45 kilometers outside of Edmonton. Industrial Constructors has a number of other very major opportunities before them that are being evaluated. The timing of these projects is important in determining the availability of the appropriate people resources for the project time frames.

PCL Industrial Management Inc. (“Industrial Management”) is completing in excess of $300 million of work at the Tucker Lake Project, undertaken in joint venture with SNC for client Husky Oil. This major Steam Assisted Gravity Drainage (SAGD) project is unfolding to be a very successful one for all concerned. Industrial Management is also constructing an ethanol plant for Husky in Minnedosa, Manitoba. Constructors Canada’s Winnipeg office is assisting Industrial Management in placing the concrete foundations for the project.

Monad Industrial Constructors Inc. (“Monad”) is predicting record profitability and record billings this year. They executed a significant amount of work at the Tucker Lake project under contract with Industrial Management and they continue to work at the BHP Etaki Diamond Mine site in the Northwest Territories. Monad has secured important work for Petro-Canada at Fort McKay near Fort McMurray and it is hopeful that this will turn into a multi-contract opportunity over the next few years. They also secured a contract at the DeBeers Diamond Mine at Snap Lake, Northwest Territories.

The PCL Pipe Fabrication and Industrial Module Assembly facilities in Nisku, Alberta continue to be busy and it is predicted that these facilities will be at capacity for the balance of fiscal 2006 and for fiscal 2007. Work has commenced in developing the first ten acres of the forty-acre parcel of land that was purchased for the module yard facility expansion as forecasts indicate that our current facilities will be operating at full capacity for the next several years.

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PCL Intracon Power Inc. is experiencing a slow period at the current time but sees very good opportunities ahead.

Melloy Industrial Services Inc. continues to position themselves as one of Alberta’s major shutdown and maintenance firms. Already their new shop and offices, which they moved into in October 2005, are at capacity and they are looking at a shop expansion program that they hope to embark on this fall.

The Malaysia work mentioned in the last Report to Shareholders was cancelled as once the reactor was opened up, the work requirement was not at the severity level the client expected.

B4. Heavy Industrial – U.S.

PCL Industrial Services, Inc. based in Bakersfield (“Bakersfield”) is headed towards a second straight record year. High oil prices have triggered a rapid growth in activity in the Bakersfield marketplace and the Bakersfield office is well positioned to capitalize on this. Their new building and yard facilities have been an excellent acquisition as it gives them a platform to service the very busy marketplace they find themselves in.

Teton Industrial Construction, Inc. based in Atlanta (“Teton”) is running at capacity with projects in Utah, Texas, North Carolina, South Carolina, and Georgia. The work they are performing in Texas is made up of two power plants; one in Odessa and the other in Wharton for our client Navasota Energy LLC. Teton was recently awarded a major piping project for Santee Cooper at a project site in South Carolina, where they have completed earlier phases. Also, in joint venture with Spartan Constructors, LCC., Teton has been awarded a Flue Gas Desulphurization project for the Southern Companies for the Plant Bowen Power project located in Cartersville, Georgia.

B5. Heavy Civil

PCL Civil Constructors, Inc. based in Tempe, Arizona (“Civil SW”) continues to pursue and secure “construction management at risk” projects, with the most significant award being the US $156 million 91st Avenue Water Treatment project for the City of Phoenix.

PCL Civil Constructors, Inc.’s operations based in Tampa Bay, Florida (“Civil SE”) are at the final stages of the US $150 million Lee Roy Selmon Crosstown Expressway project. All segments are now in place. The I-4 Interchange at SR-408 East/West Expressway in Orlando is now underway and this office is also a participant in the Sound Transit project in Seattle.

At the time of this report, Civil SE had submitted the low bid of US $363 million for the I-275 expansion project in Tampa. This project has come in significantly over the Florida Department of Transportation’s budget and, as a consequence, we wait to see if the project will be awarded.

July 2006 Report to Shareholders of PCL Employees Holdings Ltd.	Page 6

B6. International

PCL Constructors Bahamas Ltd. is hopeful to see the first phase of their major expansion to the Atlantis Resort reach substantial completion in December 2006, which is three months ahead of schedule.

We have now been given the go-ahead for the 750-room condominium tower, which is the next phase of this project, and work on that phase has now commenced.

C. Report on Land, Buildings and Equipment Assets

Since our last Report to Shareholders significant progress has been made on a number of new land, building and equipment assets of PCL Construction Resources Inc. and PCL Construction Resources, (U.S.A.) Inc. On June 1st the Centennial Learning Centre in Edmonton was officially opened and the three-level 30,000 square foot extension to Construction Management’s and Industrial Constructors’ Edmonton offices is within weeks of completion and occupancy. The board of PCL Construction Group Inc. will be traveling to Winnipeg in September to open the new office building occupied by Constructors Canada in that city. Constructors Canada’s Ottawa office moved into their new facility in April. PCL Construction Resources Inc. are beginning to develop the 42 acres of land that were purchased for expanding the module assembly facility in Nisku, Alberta.

As mentioned earlier, the new Bakersfield facilities owned by PCL Industrial Services, Inc. have turned out to be an excellent investment.

PCL Construction Resources Inc. and PCL Construction Resources, (U.S.A.) Inc. continue to be very active in serving the organization with equipment acquisition and disposal.

Vancouver, B.C. based Grand Sierra Equipment Ltd. have kept their fleet of tower cranes busy for the first part of this fiscal year and it is expected that their business activity will remain brisk for the balance of the year.

D. Report on Corporate Activity

All corporate departments remain fully engaged given the high levels of activity throughout the organization. Our Professional Development group is preparing for the September 2006 Leadership Course to be held in Banff. They, in conjunction with Operations Support, will also present an Operational Excellence Course starting this fall to respond to our on-site challenges, coupled with us welcoming many new employees to PCL. It is important that we focus on the basic fundamentals of our business.

A huge thank you goes out to our Human Resources, Communications, Operations Support, and Systems and Technology personnel who not only participate in their own department and core team activities, but worked so hard to make our 100th year anniversary celebrations the great success that they have turned out to be. Our 100th year is a very important milestone for PCL

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and your Board of Directors, Chairman, and CEO are very proud of the effort our corporate staff has made to assist our entire organization through this special time.

E. Special Projects

The Special Projects managers met in a break-out session at the Operations Conference held in Edmonton this past June. In their summary report they advised that their collective markets were very strong.

F. Investment Activity

There is no new information to report on our investment in Diamond Terrance Condominium or Mansion on Forsyth Park. Our long term investment portfolio managed by RBC Private Counsel continues to perform satisfactorily.

G. PCL Employees Holdings Ltd. Shares (PCLEH)

At the time of this report there are 2,018 shareholders of PCL Employees Holdings Ltd and there are 17,945,247 shares outstanding. This represents 80% of our total number of salaried employees and an increase of 348 shareholders since October 31, 2005.

H. Safety

At the end of June 2006 the overall lost time frequency rate (LTFR) was 0.28 based on 10,153,097 million manhours. Our TRIR (Total Recordable Incident Rate) has dropped from 4.27 at October 31, 2005 to 3.45 at June 30, 2006. The overall trending is quite good in our quest towards zero incidents given the significant increase of manhours on a year-over-year basis and with the addition of many new people to our companies.

I. Philanthropy & Community Service

At the time this report was written, most of our companies are at the early stages of their 2006 United Way campaign and using the 100th anniversary theme to stimulate employee participation.

J. Company Problems

We are in the final stages of documenting an agreement to resolve the long out-standing Blue Water Casino project dispute in Parker, Arizona. We are hopeful this difficult issue will be totally resolved by year-end. We report that the final outstanding matter on the Huntington Beach Hotel project near Los Angeles is now resolved. We continue to pursue cost recovery for design errors on the Clearwater and Sarasota bridge projects built by Civil SE. PCL

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Construction Enterprises, Inc. continues to work on the Hoover Visitor Center claim and recently received an order from the original trial judge for the parties to submit representations to her court within the next weeks for her to determine a preliminary issue relating to this claim.

An intellectual property claim associated with the Nelson Power Plant (the Dick Claim) is still active. The parties participated in mediation in mid-July and settlement discussions are continuing.

Toronto region is involved in a number of claims relating to the Hamilton Art Gallery, York University Accolade, University of Toronto Pharmacy, and Scotia Plaza. Considerable effort is being expended to find satisfactory resolution to these issues.

On May 1, 2006 Doug Stollery joined PCL as general counsel. Doug has been working on PCL files for 30 years as external counsel and we are very fortunate that he has decided to join us as an employee. Doug’s job definition includes providing assistance in resolving major issues such as those outlined above but, more importantly, he will be involved in ensuring that PCL companies and their external counsel are developing sound contractual relationships to reduce the frequency of problems on future projects.

K. Awards and Rankings

Please refer to Appendix I for a list of recognition and awards our companies have received since our last report to you in February 2006.

We do wish to highlight one of the changes to rankings as ENR shows PCL to be one of the ten largest contracting organizations in North America, which is an improvement from number fourteen at this time last year.

L. Centennial Celebrations

As mentioned earlier in this report, a tremendous amount of effort has been made by employees throughout our organization to make the celebration of this milestone important and respectful.

We are well along with the distribution of our commemorative centennial book and so far the feedback on the content and quality of the book has been extremely positive.

We combined the launch of our 2006 Operations Conference with the official opening of the PCL Centennial Learning Centre (CLC) in Edmonton on June 1, 2006 and this event was a very special and memorable one. The ribbon cutting on the CLC was performed by John Poole and Joe Thompson, but regretfully Bob Stollery was not in attendance due to health issues.

In addition to a wide variety of advertising and media coverage for our 100th celebrations, we have enjoyed sharing our centennial with many external partners and friends at client appreciation nights, sub-trade appreciation gatherings, and a wide variety of other activities.

July 2006 Report to Shareholders of PCL Employees Holdings Ltd.	Page 9

M. Corporate Governance

No significant issues have come forward since our last report to you in February 2006.

N. Securities and Exchange Commission

Our first filings with the United States Security and Exchange Commission (SEC) were completed as required.

LOOKING AHEAD

Over the last number of months representatives of PCL’s executive team have visited and met with a number of banks, pension funds, developers, insurance companies, and our three co-sureties. From these meetings and discussions, we tried to determine whether there is a consensus as to where the North American and the world economy is heading. Our conclusion was that for the next few years things will not change too much. Your board of directors and executive management team are concerned, however, that a slowing could occur in our industry three years out and we should be watching for signs of economic shifts and ensuring we are properly prepared.

We are anticipating increasing activity throughout fiscal 2007 and 2008. As an organization we will be challenged to meet the demands of this increased activity given such issues as tradesperson shortages, over-extended sub-trades, commodity price uncertainty, and our internal staffing and succession planning and implementation.

As we enter the second half of our 2006 fiscal year, we are confident we will be very proud of the results that our entire PCL team has produced, which will be a very special commemoration of our 100th anniversary and the commencement of our second century of operations. We look forward to presenting our fiscal 2006 report to you early in the 2007 calendar year.

Thank you for your loyalty, hard work, and commitment to our organization in these busy times.

Yours truly,	Yours truly,

PCL EMPLOYEES HOLDINGS LTD.	PCL EMPLOYEES HOLDINGS LTD.

/s/ Ross Grieve	/s/ Joseph D. Thompson
Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer

July 2006 Report to Shareholders of PCL Employees Holdings Ltd.	Page 10

Forward-Looking Statements

This mid-year report contains forward-looking statements about PCL’s future plans, strategies and expectations, including our projected operating results, the status of our ongoing projects and potential contracts that we may be awarded in the future. These forward-looking statements are subject to the safe harbor for forward-looking statements pursuant to Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts and often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “project,” “forecast,” “predict,” “could” or “may.” All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and which may cause our actual results, performance or achievements to differ materially from the results, performance or achievements contemplated by the forward-looking statements. These risks and uncertainties include intense competition in the construction industry, possible economic downturns in our market areas, potential cost overruns in the performance of fixed price contracts, risks of adverse judgments in pending and threatened litigation, and other risks and uncertainties that are described under the heading “Risk Factors” and elsewhere in our annual report on Form 20-F as filed with the United States Securities and Exchange Commission, which was distributed to you with your 2006 Financial Statements and Report to Shareholders dated March 6, 2006 or your 2006 share offering package.

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Board of Directors of PCL Employees Holdings Ltd.

Henry R. Gillespie Edmonton, Alberta	Businessman and Former PCL Executive

Ross A. Grieve Edmonton, Alberta	President and Chief Executive Officer PCL Employees Holdings Ltd. and PCL Construction Group Inc.

Joseph D. Thompson Edmonton, Alberta	Chairman of the Board PCL Employees Holdings Ltd. and PCL Construction Group Inc. Businessman and Former PCL Executive

Garnet K. Wells Chestermere, Alberta	Businessman and Former PCL Executive

Auditors and Transfer Agents

The auditors of the company are:

KPMG LLP

Chartered Accountants

10125 – 102 Street

Edmonton, AB T5J 3V8

Canada

The company’s transfer agent is:

Computershare Investor Services Inc.

6th Floor, Western Gas Tower

530 – 8th Avenue SW

Calgary, AB T2P 3S8

Canada

July 2006 Report to Shareholders of PCL Employees Holdings Ltd.	Page 12

APPENDIX K

AWARDS

Internal

•	Joseph D. Thompson District Performance Award winners – 2004/2005:

U.S. First Place	- PCL Civil Constructors, Inc. – Tempe (Civil Southwest)
U.S. Second Place	- PCL Civil Constructors, Inc. – Tampa (Civil Southeast)
Canada First Place	- PCL Construction Management Inc. – Edmonton
Canada Second Place	- PCL Industrial Constructors Inc.
- PCL Industrial Management Inc.

•	United Way Chairman’s Award – PCL Construction Resources Inc.

•	2006 Les Albert Supervisory Leadership Award corporate winner – Branden Stephan - PCL Construction Services, Inc. (Orlando)

•	2006 Robert Stollery Construction leadership Award corporate winner – Jody Savage - PCL Industrial Constructors Inc.

•	2006 Innovation Award winners

a.	Planning in 3D

Mark Laalo and Dave Stroz - Canadian War Museum Project - Ottawa

b.	HDPE Hi Flyer Filler Strips

Mike Chrapko, Edmonton

c.	Candy Cane Rebar Protection

Bryan Conway, Denver

External

•	2005 Award of Excellence - PCL Constructors Westcoast Inc. (Vancouver) wins Gold Award of Excellence in the General Contractor $10-$40 million category for the UBC Michael Smith Biotechnology Building Project (Vancouver Regional Construction Association).

•	2005 Safety Award - PCL Constructors Canada Inc. (Ottawa) wins this award for displaying outstanding corporate safety leadership (Ottawa Regional Labour-Management Health and Safety Committee).

•	2005 Concrete Flatwork Award - PCL Construction Services, Inc. (San Diego) wins for the Glorietta Bay Civic Center & Promenade (San Diego International Chapter of the American Concrete Institute).

•	2005 Georgie Award for Best Resort Development – PCL Constructors Westcoast Inc. (Vancouver) announces that the Four Seasons Residences Whistler Project wins this award (The Canadian Home Builders’ Association).

•	2005 United Way Employee Campaign Team of the Year Award - PCL Constructors Westcoast Inc. (Vancouver) won in the medium organization category at the United Way’s 2006 Community Spirit Awards.

•	2005 Alberta Capital Region United Way Awards of Distinction - the Edmonton area PCL family of companies was honoured with the Chairman’s Award for Outstanding Campaign Committee, Chairman’s Award for Largest Corporate Donation and Chairman’s Award for Largest Corporate & Employee Donation.

•	2005 United Way Corporate Philanthropy Award – PCL Construction Management Inc. (Regina) wins in honour of exceptional contributions to United Way and the community.

•	2006 Institute Honor Award for Architecture - the PCL-built Ballard Library and Neighborhood Service Center in Seattle wins this award (American Institute of Architects).

•	2006 Gensler Sustainability Award – PCL Construction Services. Inc. (Los Angeles) wins this award at the Los Angeles Architectural Awards for The TreePeople Center for Community Forestry Conference Center (Los Angeles Business Council).

•	2006 Charles J. Eidel Safety Award – PCL Construction Services, Inc. (Orlando) received the highest level (Diamond) of this award that measures the level of company commitment towards safety and recognizes companies that have superior safety programs (Central Florida Chapter of Associated Builders and Contractors, Inc.)

•	2006 Ontario Steel Design Award (Engineering Category) – PCL Constructors Canada Inc. (Toronto) wins this award for the University of Toronto Leslie L. Dan Pharmacy Building (Canadian Institute of Steel Construction).

RANKINGS

•	Fortune Magazine: #65 out of 100 Best Companies to Work For in the U.S. (first time on this list!)

•	Engineering News Record Rankings:

•	2006 Top 400 Contractors – #10 (up four spots from last year! PCL has ranked in the top 25 since 1995.)

•	#11 in Top 20 Industrial Process/Petro-chemical

•	#9 in Top 20 Transportation

•	#10 in Top 100 Contractors in New Contracts

•	#36 in Top 50 in Domestic General Building Revenue

•	#21 in Top 50 Domestic Heavy Contractors

•	#4 in Top 50 Contractors Working Abroad

•	Top 100 Construction Management Firms (at risk) – #19 (up five spots from 2005).

•	Top 100 Design-Build Firms – #35 (ranked #54 in 2004/2005 and #42 in 2003).